

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 7, 2011

Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.
Banco de Credito del Peru
Calle Centenario 156
La Molina
Lima 12, Peru

> **Re:** **Credicorp Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 001-14014**

Dear Mr. Correa:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Sharon Blume
Assistant Chief Accountant